================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                              449294206
(Title of class of securities)                             (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Eugene F. COwell III, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000


                                   May 9, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 21 pages)

================================================================================


77968.0003

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
                SS OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                             76-0657668
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               00
                ------------------------------------------------------------------------------------------------------




                                       2

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Timothy J. Gollin
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                               ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------




                                       3

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------




                                       4

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                               Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                      Master Fund, L,.P.
                OF ABOVE PERSON                                                          52-2294219
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------





                                       5

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, L.P.
                OF ABOVE PERSON                                                          98-0167993
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------






                                       6

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, Ltd.
                OF ABOVE PERSON
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------





                                       7

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                               Global Undervalued Securities
                S.S. OR I.R.S. IDENTIFICATION NO.                                      Fund, (QP), L.P.
                OF ABOVE PERSON                                                          52-2294217
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               PN
                ------------------------------------------------------------------------------------------------------





                                       8

                ------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners LDC
      1         S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          52-2294216
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------







                                       9

                ------------------------------------------------------------------------------------------------------
                NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners, Inc.
      1         S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          75-2633745
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               CO
                ------------------------------------------------------------------------------------------------------






                                       10

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                        John B. Kleinheinz
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                                    ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------





                                       11

                -----------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                     J. Kenneth Phillips
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                                    ###-##-####
                -----------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                -----------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                -----------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        AF
                -----------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                -----------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                -----------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                -----------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             497,850
   OWNED BY
                -----------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                -----------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       497,850
                -----------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             497,850
                -----------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                -----------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
                -----------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                -----------------------------------------------------------------------------------------------------


                     This Amendment No. 7 ("Amendment No. 7") amends the Statement on Schedule 13D filed on December 29, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 12, 2001, by Amendment No. 2 filed on January 19, 2001, by Amendment No. 3 filed on February 1, 2001, Amendment No. 4 filed on February 9, 2001, Amendment No. 5 filed on February 20, 2001 and Amendment No. 6 filed on April 11, 2001 (as amended, the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John
B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons"; and the Global Reporting Persons, together with the TSP Reporting Persons the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

                     ITEM 4. PURPOSE OF THE TRANSACTION

                     On May 9, 2001, the TSP Managers delivered a letter to ICO that reads as follows:

                                                    TRAVIS STREET PARTNERS, LLC
                                                              910 Travis Street
                                                                     Suite 2150
                                                           Houston, Texas 77002
                                                               fax 713 759 2040
                                                               tel 713 759 2030
                                                   www.travisstreetpartners.com

May 9,  2001

ICO,  Inc.
11490 Westheimer,  Suite 1000
Houston,  Texas 77007

Attention:  Board of Directors

Ladies and Gentlemen:

           The purpose of this letter of intent is to express our mutual intention with respect to the proposed acquisition of ICO, Inc., a Texas corporation ("ICO"), by Travis Street Partners, LLC or an affiliate ("TSP"). Although the form of the transaction (the "Transaction") may be modified to accommodate the needs of the parties, at present TSP proposes that the acquisition would be effected through a merger under which ICO's stockholders would receive $3.10 for each share of ICO Common Stock.

      1. Offer to purchase. TSP and ICO will endeavor to negotiate promptly a definitive merger agreement (the "Agreement"), which will contain such terms and conditions as herein specified or as would be customary for transactions of the type contemplated, and such other terms and conditions as may be mutually agreed upon by the parties. Thereafter, the Agreement shall be submitted to the Board of Directors and stockholders of ICO, and to the managers and members of TSP, for approval. After satisfaction or compliance with all the terms, conditions, agreements, representations, and warranties contained in the Agreement, the merger will be consummated and the stockholders of ICO shall receive in exchange for all the then outstanding common stock of ICO the consideration set forth above.

            Consummation of the Transaction shall be conditioned, among other things, upon:

                  (i)   approval of the Transaction by ICO's board of directors;

                  (ii) approval of the Transaction by the requisite majority of ICO's stockholders;

                  (iii) appropriate ICO board action to except the Transactions from ICO's stockholder rights plan; and

                  (iv)  the receipt of any required regulatory approvals.

            In addition, at or before execution of the Agreement, TSP will provide to ICO evidence of TSP's ability to finance the Transaction. In that regard, TSP has received a letter from Deutsche Banc Alex. Brown Inc. ("DBAB") confirming that DBAB would be willing to arrange that financing.

      2. Sale of Oilfield Services Business. TSP and ICO acknowledge and agree that the purchase price set forth in Section 1 of this letter of intent contemplates ICO's sale of its oilfield services business to Varco International Inc. ("Varco") before the Transaction. TSP's acquisition proposal assumes that ICO's transaction with Varco is consummated on terms acceptable to TSP. If a definitive agreement concerning such sale is not entered into by ICO and Varco before the execution and delivery of the Agreement, or if the sale is not consummated before the Transaction, then each of TSP and ICO shall promptly and in good faith attempt to renegotiate the consideration set forth in Section 1 of this letter.

      3. Access to information; Confidentiality. TSP and ICO each grants to the other, and its officers and authorized representatives, the right, during normal business hours, to inspect its records and to consult with its officers, employees, attorneys, and agents for the purpose of conducting such due diligence inquiries as each party may deem necessary or advisable. Each of TSP and ICO agrees that its officers and representatives shall hold all data and information obtained with respect to the other party in the same degree of confidence as it maintains with respect to similar information concerning itself, and further agrees that it will not use such data or information or disclose the same to others, except to the extent such data or information either is, or becomes, published or a matter of public knowledge, through no fault of TSP or ICO, as the case may be.

      4. Operation of ICO Pending Closing. ICO agrees that, pending negotiation of the Agreement, it will operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys, it will use all reasonable efforts to preserve intact its present business organization, keep available the services of any of its present officers and employees (excepting any officer or employee who may be terminated for cause), and preserve its relationships with customers, suppliers, jobbers, distributors and others having business dealings with it. In addtion, except as otherwise contemplated herein (or as may be mutually agreed), ICO will not (i) make any change in its capital structure, (ii) purchase or redeem any outstanding shares of its capital stock, (iii) pay any dividends or other distributions, (iv) enter into any transactions with any of its affiliates or (v) dispose of any material asset outside the ordinary course of business. Notwithstanding the foregoing, nothing in this Agreement will prohibit ICO from consummating its proposed transaction with Varco or using the proceeds from that transaction to redeem or otherwise repurchase any of ICO's outstanding preferred stock or debt securities.

      5. No Shop; Break-Up Fee. ICO agrees that neither it nor any of its affiliates, directors, officers or agents shall in any way contact, discuss or negotiate, with any other corporation, individual, or entity, concerning any purchase, sale, merger, or change in status quo of the ownership of ICO during the period beginning on the date of this letter of intent through the date on which the Agreement is executed. If ICO breaches the provision of this Section 5, or if ICO accepts one or more offers during the period this letter of intent is effective to become a party to any merger, consolidation, sale of all or substantially all its assets in one or more transactions, or to any other transaction the effect of which shall be to vest in any one mor more corporations, other legal entities or persons the effective control over the business, assets and/or voting securities of ICO, then ICO shall pay to TSP a "break-up" or "topping" fee of $2.5 million.

      6. Failure to Consummate Agreement; Break-Up Fee. If the Agreement is executed and delivered, and ICO's board of directors fails to submit the Transaction to the stockholders of ICO for approval or to unqualifiedly recommend approval by its stockholders, or any person other than TSP shall, after the date hereof and before the effective date of the Transaction, acquire a majority of the outstanding shares of ICO's common stock, and in any of such events, ICO shall within one year after the date of the Agreement become a party to any merger, consolidation, sale of all or substantially all its assets in one or more transactions, or to any other transaction the effect of which shall be to vest in any one or more corporations, other legal entities or persons the effective control over the business, assets and/or voting securities of ICO, then ICO shall pay to TSP a "breakup" or "topping" fee of $2.5 million.

      7. Reimbursement of Certain Fees. If the Agreement is executed and delivered and the holders of the requisite majority of ICO's common stock do not vote in favor of the Transaction, then ICO shall reimburse TSP's out-of-pocket expenses incurred in connection with the negotiations leading to this letter of intent and the Agreement, the negotiations regarding the Agreement and the costs of all communications with the stockholders of ICO and the members of TSP regarding the Transaction.

      8. Binding effect. ICO understands and agrees that, other than as set forth in this Section 8, no contract or agreement relating to a Transaction shall be deemed to exist between TSP and ICO unless the Agreement has been executed and delivered. For purposes of this
            Section 8, the term "Agreement" does not include this letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid. ICO also agrees that unless and until the Agreement has been executed and delivered, neither TSP nor ICO will be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter of intent except for the matters specifically agreed to herein. Neither this Section 8 nor any other provision in this letter of intent can be waived or amended except by written consent of the parties hereto, which consent shall specifically refer to this Section 8 and explicitly make such waiver or amendment. Notwithstanding the foregoing, the provisions of Sections 3, 4, 5, 6, 7, 8, 9, 10 and 11 shall be binding on the parties hereto.

      9. Termination. This letter of intent may be terminated (i) by mutual written consent of TSP and ICO; or (ii) upon written notice by either party to the other party if the Agreement has not been executed by August 31, 2001; provided, however, that the termination of this letter of intent shall not affect the liability of a party for breach of any of the binding provisions of this letter of intent set forth in Section 8.

      10. Joint Announcements. TSP and ICO will make a joint announcement of the proposed Transaction upon execution of this letter of intent. The text of the announcement will be mutually agreed to by TSP and ICO before release. Thereafter, except to the extent required by law, without the prior written consent of the other party, neither TSP nor ICO shall, and each shall direct its representatives not to, directly or indirectly, make any public comments, statement or communication with respect to, otherwise disclose or permit the disclosure of the existence of discussions regarding the Transaction or the conditions or other aspects related thereto.

      11. Choice of Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

      If the foregoing constitutes a basis upon which TSP and ICO may proceed with negotiations intended to result in the execution of the Agreement, please execute one copy of this letter and return it to the undersigned at your earliest convenience. Termination of negotiations by either party prior to execution of the Agreement shall be without liability to the other party, except as otherwise provided herein, and any expenses incurred prior to such a termination shall be borne by the party incurring same.

      Very truly yours,


      TRAVIS STREET PARTNERS,  LLC ("TSP")


      By:    _______________________________________
             Christopher N. O'Sullivan,  Manager

      By:    _______________________________________
             Timothy Gollin,  Manager


      ACCEPTED:

      ICO,  INC.

      By:    _______________________________________
      Title: _______________________________________
      Date:  _______________________________________

                                    * * * * *

                     On May 10, 2001, the TSP Managers released a press statement that reads as follows:

                                                  TRAVIS STREET PARTNERS, LLC
                                                            910 Travis Street
                                                                   Suite 2150
                                                         Houston, Texas 77002
                                                             fax 713 759 2040
                                                             tel 713 759 2030
                                                 www.travisstreetpartners.com


FOR IMMEDIATE RELEASE

TSP INCREASES OFFER FOR ICO TO $3.10 PER SHARE

Houston, May 10, 2001 -Travis Street Partners, LLC ("TSP"), a Houston-based investor group, announced it has delivered a $3.10 all-cash proposal to the Board of Directors of ICO, Inc. to acquire the Houston-based oilfield services and petrochemicals processing concern.

The May 9, 2001 TSP proposal outbids a competing proposal from Dr. Asher "Al" O. Pacholder, ICO's chairman and CFO, and other members of ICO management submitted earlier this week. TSP said that it believes the terms of its proposal are superior to the management offer for the following reasons:

      - Price. The TSP proposal provides $0.10 per share more value to ICO shareholders than the competing management proposal.

      - Topping fee. While management is seeking a $3 million break-up fee, TSP will accept $2.5 million.

      - Financing. TSP has received a letter stating that Deutsche Banc Alex. Brown Inc. ("DBAB") would be willing to arrange the financing required to complete the transaction.

In all other respects, TSP said, it believes that the terms of its proposal are substantially the same as the terms of the management proposal. In previous discussions with TSP and DBAB, both ICO's investment bankers and Dr. Pacholder, in his capacity as ICO's chairman and CFO, have said they were satisfied with the financing to be arranged by DBAB.

"Obviously, the management group has superior knowledge of the company's books and records than we have at TSP," said Chris O'Sullivan, a TSP manager. "ICO has consistently denied us access to its books and records, most recently in writing on May 4, the same day Dr. Pacholder was delivering his bid." O'Sullivan said that the increase in TSP's proposed price could have been more substantial if ICO had cooperated with TSP's requests for additional information. "For us to fully recognize the value of the company, or potentially to increase our bid further, the Board of Directors needs to allow us and any other committed bidder the same access to company records and personnel which the management group enjoys on a daily basis."

                                    * * * * *

                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.

             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: May 10, 2001

                                TRAVIS STREET PARTNERS, LLC

                                By: /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan
                                    Manager


                                    /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin


                                    /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan


                                GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND, L.P., a
                                Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                GLOBAL UNDERVALUED SECURITIES FUND, LTD., a
                                Cayman Islands exempted company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                KLEINHEINZ CAPITAL PARTNERS LDC, a Cayman
                                Islands exempted limited duration company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                John B. Kleinheinz

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                J. Kenneth Phillips

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager





















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